

August 23, 2019

Haiping Hu
Chief Executive Officer
Global Internet of People, Inc.
Room 208 building 1, No. 28 Houtun Road
Haidian District, Beijing
People's Republic of China

>   **Re: Global Internet of People, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted August 13, 2019**
>   **CIK No. 0001780731**

Dear Mr. Hu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No 1 to Draft Registration Statement on Form F-1 submitted August 13, 2019

Use of Proceeds, page 26

1.   We note your disclosure on page 38 that "[i]n utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to our PRC subsidiary." However, your disclosure in the "Use of Proceeds" section does not indicate that you intend to establish new PRC subsidiaries to accomplish the uses of proceeds disclosed. Please revise for consistency, or tell us why this section does not include disclosure that you intend to establish new PRC subsidiaries. See Item 504 of Regulation S-K.

Results of Operations

Revenue

Revenues from Member services, page 34

2.   We note your response to comment 6 and your amended disclosure that existing Diamond members who participated in activities in fiscal year 2018 "accounted for $2,539,440 of the increase in [revenue from member services, and] there were 162 newly developed Diamond members in the fiscal year 2018, which accounted for $1,794,877 of the increase." However, these two sums do not add to the total increase in revenues from member services you disclose, i.e. $4,181,452. Please revise for consistency, or tell us why the sum of the increases attributable to new and existing Diamond members is more than the total increase in revenue from member services for fiscal 2018.

Business

Overview, page 50

3.   We note your response to comment 12, and your amended disclosure that "[t]he number of [y]our Members [is] measured as the total number of active subscribers of [y]our three annual memberships." In an appropriate place in your filing, please define "active subscribers," including how you measure the same.

Note 12 Shareholders' Equity

Non-controlling interest, page F-28

4.   We note your response to prior comment 25. Please tell us how the capital contributions from shareholders noted on page F-5 impacted your ownership interest in your subsidiaries.

Item 7. Recent Sales of Unregistered Securities, page II-1

5.   We note your disclosure that, "[o]n August 8, 2019, the Company issued 27,000,000 Ordinary Shares . . . in connection with entering into the VIE contractual arrangements, in a private transaction under the Cayman Island laws." Please amend your filing to disclose the exemption from registration upon which you relied to issue these and all other unregistered securities.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Ying Li